FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file number 000-29630

Shire Pharmaceuticals Inc. 401(k) Savings Plan

Full title of the plan and the address of the plan, if different from that of the issuer named below

Shire plc Hampshire International Business Park Chineham, Basingstoke Hampshire, RG24 8EP United Kingdom

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

Shire Pharmaceuticals
Inc. 401(k) Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2005 and 2004,
Supplemental Schedule as of December 31,
2005, and Report of Independent Registered
Public Accounting Firm

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS

		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Plan Benefits
as of December 31, 2005 and 2004		2

Statements of Changes in Net Assets Available for Plan
Benefits for the Years Ended December 31, 2005 and 2004		3

Notes to Financial Statements		4–8

SUPPLEMENTAL SCHEDULE—

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)
as of December 31, 2005		10

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of
Shire Pharmaceuticals Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Shire Pharmaceuticals Inc. 401(k) Savings Plan (the “Plan”, formerly the 1997 Restated Shire 401(k) Savings Plan and Trust) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the accompanying table of contents as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
June 28, 2006

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:

Investments—at fair value:
Cash	$320,839	$172,834
Collective investment fund	6,191,179	2,692,223
Mutual funds	64,375,020	29,057,190
Shire Pharmaceuticals Group, plc stock	6,290,148	4,197,303
Participant loans	1,025,829	497,218

Total investments—at fair value	78,203,015	36,616,768

Receivables:
Employer contributions	455,811	765,626
Participant contributions		277,865
Income receivable	892	267

Total receivables	456,703	1,043,758

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$78,659,718	$37,660,526

See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$5,132,474	$3,503,844
Interest and dividends	49,644	27,770

Total investment income	5,182,118	3,531,614

Contributions:
Participant	8,360,697	4,711,742
Participant (rollovers into Plan)	2,319,707	999,725
Employer	8,135,732	4,935,660

Total contributions	18,816,136	10,647,127

Total additions	23,998,254	14,178,741

DEDUCTIONS:
Benefits paid to participants	5,921,042	2,307,018
Administrative expenses	9,416	8,929

Total deductions	5,930,458	2,315,947

TRANSFERS (Note 2):
Merger of the Shire Pharmaceutical Development
401(k) Profit-Sharing Plan	4,204,841
Merger of the Transkaryotic Therapies, Inc.
Matched Retirement Savings Plan	18,726,555

Total transfers	22,931,396

NET INCREASE	40,999,192	11,862,794
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	37,660,526	25,797,732

End of year	$78,659,718	$37,660,526

See notes to financial statements.

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. PLAN DESCRIPTION

Effective January 1, 2005, the 1997 Restated Shire 401(k) Savings Plan was renamed the Shire Pharmaceuticals Inc. 401(k) Savings Plan (hereafter the “Plan”). The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering almost all part-time and full-time employees of certain U.S. subsidiaries of Shire Pharmaceuticals Group, plc. Subsidiaries covered by the Plan as of December 31, 2005, include Shire Pharmaceuticals Inc., Shire US Inc., Shire LLC, Shire Executive Services LLC, Shire US Manufacturing Inc., Shire Development Inc., Shire Regulatory, Inc., Trankaryotic Therapies, Inc. and Eminent Biopharmaceutical Services, Inc. (collectively, the “Company”). All eligible employees may begin participation in the Plan after attaining age 18.

Fidelity Management Trust Company is the recordkeeper, trustee and custodian of the Plan. The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype nonstandardized profit sharing/401(k) plan. The Plan is administered by management of the Company.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions—Each year, participants may defer up to the lesser of 90% of eligible pretax compensation or $14,000 in a calendar year (in 2005), as defined by the Plan. If an employee has attained age 50 before the end of the calendar year, pretax contributions may be made at any time throughout the year up to an additional limit of $4,000 for 2005. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, including mutual funds, a collective investment fund, and Company common stock fund. The Company contributes $2.33 for each $1.00 contributed by the participant up to the first 3% of compensation. Additional discretionary amounts may be contributed at the option of the Company. All Company contributions are invested in a portfolio of investments directed by the participant. Contributions are subject to certain limitations.

The Company elected to make safe harbor matching contributions in 2005 and 2004 in accordance with statutory requirements. Participants will be entitled to receive safe harbor matching contributions if they make pre-tax contributions to the Plan in 2005 and 2004. There is no change in the matching employer contribution formula.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the participant’s share of Company contributions and Plan earnings and losses net of mutual fund expenses. Allocations are based on participant earnings or account balances, as defined. The administrative expenses consist mainly of loan processing fees charged to the participant’s account in which the loan applies. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Subject to safe harbor requirements, the vesting schedule has been eliminated for all employees in active employment status as of January 1, 2004. As a result, most employees are now 100% vested in matching employer contributions. A five-year vesting schedule applies to employees who have terminated prior to January 1, 2004, and are not former Roberts Pharmaceutical Corp. Savings Plan participants. Additionally, participants who previously participated in the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan are subject to a five-year vesting schedule for employer matching contributions made to the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.00% to 11.50%, which are commensurate with local prevailing rates as determined at the inception of each loan. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service for any reason, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or substantially equal installments (monthly, quarterly, semi-annually or annually) over a period measured by reference to the life expectancy of the spouse or the joint and last survivor life expectancy of the participant or the participant’s spouse. Participants with accounts transferred from the Roberts Pharmaceutical Savings and Protection Plan also may receive a distribution in the form of a single life annuity and a Qualified Joint and Survivor Annuity. Distributions are made in cash.

Expenses of the Plan—The Company pays certain administrative expenses of the Plan. Any expenses not paid by the Company are the responsibility of the Plan. The Company also provides certain administrative services at no cost to the Plan.

Forfeitures—Upon participant termination, the non-vested portion of the participant’s account, as defined by the Plan, represents a forfeiture. After the earlier that such participant has received a distribution or incurred five consecutive one year breaks in service, forfeitures shall be used to offset Company matching contributions with respect to all remaining participants entitled to receive a matching contribution in the next plan year and each succeeding plan year, if necessary. At December 31, 2005, forfeited non-vested accounts totaled $663,145.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation—The Plan’s investments, except for participant loans, are stated at fair value. Quoted market prices are used to value the Company stock. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Investments in collective funds are valued at fair values as estimated by Fidelity Management Trust Company (the “Trustee”). Participant loans are valued at the outstanding loan balances.

In accordance with Department of Labor regulations, realized and unrealized gains and losses are based on the value of investments as of the later of the beginning of the plan year or at the time of purchase, if purchased during the year, and are reflected currently in the statement of changes in net assets available for plan benefits.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Plan Transfers— Changes in net assets available for benefits as a result of plan mergers are reflected as Transfers in the accompanying 2005 Statement of Changes in Net Assets Available for Benefits.

Effective January 1, 2005, the Company merged the Shire Pharmaceutical Development 401(k) Profit-Sharing Plan (the “SPD Plan”) into the Plan. Participants in the SPD Plan began participating in the Plan on the effective date of the merger.

In July 2005, Shire Pharmaceuticals Group, plc acquired Transkaryotic Therapies, Inc. As a result of this acquisition, the Company merged the Transkaryotic Therapies, Inc. Matched Retirement Savings Plan (the “TKT Plan”) into the Plan effective September 1, 2005. Participants in the TKT Plan began participating in the Plan on the effective date of the merger.

3. INVESTMENTS

The Plan provides for investments in various investment securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

The following table presents the fair value of investments as of December 31, 2005 and 2004, that represent 5% or more of the Plan’s net assets available for plan benefits:

		2005

*	Trustee—Fidelity	Shares	Market Value

*	Shire Pharmaceuticals Group, plc	162,159	$6,290,148
*	Fidelity Advisor Diversified International Fund	441,143	9,224,291
*	Fidelity Advisor Equity Income Fund	292,682	8,294,598
*	Fidelity Advisor Small Cap Fund	336,571	8,266,179
*	Fidelity Advisor Mid Cap Fund	337,560	8,192,589
*	Fidelity Advisor Dividend Growth Fund	537,425	6,486,726
*	Fidelity Advisor Equity Growth Fund	133,454	6,416,465
*	Fidelity Advisor Intermediate Bond Fund	372,780	4,040,937
*	Fidelity Advisor Stable Value Fund	6,191,179	6,191,179

*	Denotes a party-in-interest.

		2004

*	Trustee—Fidelity	Shares	Market Value

*	Shire Pharmaceuticals Group, plc	131,371	$4,197,303
*	Fidelity Advisor Small Cap Fund	191,812	4,724,324
*	Fidelity Advisor Equity Growth Fund	85,714	3,917,993
*	Fidelity Advisor Equity Income Fund	137,907	3,906,906
*	Fidelity Advisor Diversified International Fund	230,956	4,286,538
*	Fidelity Advisor Mid Cap Fund	158,993	4,009,815
*	Fidelity Advisor Stable Value	2,692,223	2,692,223

*	Denotes a party-in-interest.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004

Mutual funds	$3,911,556	$3,029,284
Common stock	1,088,302	392,615
Collective investment funds	132,616	81,945

	$5,132,474	$3,503,844

4. RELATED-PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by the Trustee. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in the Company’s common stock. The Company is the plan sponsor and therefore, these transactions qualify as party-in-interest transactions. The Plan held 162,159 shares of the Company common stock fund at a fair value of $6,290,148 at December 31, 2005. The Plan held 131,371 shares of the Company common stock fund at a fair value of $4,197,303 at December 31, 2004. The Plan also makes loans to participants.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Plan adopted the Fidelity Advisor Retirement Connection Premium Service Retirement prototype non-standardized profit sharing/401(k) plan. The Fidelity Prototype received a favorable opinion letter on December 10, 2001. The Plan has received a favorable determination letter from the IRS, dated June 17, 2004. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). As such, no provision for income taxes has been made in the accompanying financial statements.

On April 22, 2004, the Plan made a submission under the Voluntary Compliance Program (“VCP”) to the U.S. Internal Revenue Service (“IRS”) with respect to certain violations under Section 401(a)(17) of the Internal Revenue Code. The Plan identified that it failed to limit compensation for purposes of calculating matching contributions during the years 1998 through 2003. The Company has corrected the payroll system issues that caused the violations. The Company and the Plan offset 2004 matching contributions with the prior year excess contributions. The Company received a compliance statement from the IRS dated April 29, 2005, which has been signed, returned and accepted by the IRS.

On April 22, 2004, the Plan received notice of pending review from the U.S. Department of Labor (“DOL”). This review was completed during the year ended December 31, 2005. As a result, the Company made certain contributions in 2005 to participant accounts for lost earnings related to late contributions to the Plan during the 2001, 2002, 2003, and 2004 Plan years. The Company has filed Form 5330 with the Internal Revenue Service and paid the required excise tax on the transactions. By letter dated August 11, 2005, the IRS has indicated approval of the corrective action taken.

Management believes, subsequent to the VCP submission and DOL review mentioned above, the Plan is being operated in accordance with all rules and regulations.

7. PLAN SPONSOR RELOCATION

In early 2005, the Company moved its U.S. headquarters to a location on the east coast of the U.S. The majority of employees at the previous headquarters in Newport, Kentucky, have either continued employment with the Company or have since terminated. Management of the Plan is reviewing the events of the move and related terminations to determine if such events resulted in a partial plan termination.

* * * * * *

SUPPLEMENTAL SCHEDULE

SHIRE PHARMACEUTICALS INC. 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS HELD (AT END OF YEAR)
December 31, 2005

IDENTITY OF ISSUER		DESCRIPTION	CURRENT VALUE

	CASH—
*	Fidelity Investments	Interest and Non-Interest Bearing Cash	$320,839

	MUTUAL FUNDS:
*	Fidelity Investments	Fidelity Advisor Diversified International Fund	9,224,291
*	Fidelity Investments	Fidelity Advisor Equity Income Fund	8,294,598
*	Fidelity Investments	Fidelity Advisor Small Cap Fund	8,266,179
*	Fidelity Investments	Fidelity Advisor Mid Cap Fund	8,192,589
*	Fidelity Investments	Fidelity Advisor Dividend Growth Fund	6,486,726
*	Fidelity Investments	Fidelity Advisor Equity Growth Fund	6,416,465
*	Fidelity Investments	Fidelity Advisor Intermediate Bond Fund	4,040,937
	Credit Suisse Asset Management	Credit Suisse Small Capital Value Fund	3,791,556
	Janus Capital Corporation	Janus Advisor Balanced Fund	3,070,170
	AIM Investments	AIM Basic Value Fund	2,093,752
	BlackRock Funds	BlackRock Mid Cap Value Equity Fund	1,781,218
*	Fidelity Investments	Fidelity Advisor Growth and Income Fund	959,865
*	Fidelity Investments	Fidelity Prime Fund	683,055
*	Fidelity Investments	Fidelity Advisor Government Investment Fund	650,533
*	Fidelity Investments	Fidelity Advisor Global Equity Fund	423,086

	Total mutual funds		64,375,020

	CORPORATE STOCK—
*	Shire Pharmaceuticals Group, plc	Corporate Common Stock	6,290,148

	COLLECTIVE INVESTMENT FUND—
*	Fidelity Investments	Fidelity Advisor Stable Value Fund	6,191,179

	Total investments		77,177,186

*	PARTICIPANT LOANS	Loans ranging from 1 to 10 years maturity with
		interest rates ranging from 5.00% to 11.50%	1,025,829

	TOTAL		$78,203,015

	*Denotes party-in-interest.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Shire Pharmaceuticals Inc. 401(k) Savings Plan

(Name of Plan)

Date June 28, 2006	/s/ Gregory Flexter

Gregory Flexter/EVP and GM Sales and
Marketing North America,
Investment Advisory Committee

/s/ Jeffrey V. Poulton

Jeffrey V. Poulton/VP, Therapeutic
Area Finance/Member, Investment Advisory
Committee